Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

February 6, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Daniel F. Duchovny, Esq.

Re:	Amended Schedule 13E-3 Filed January 14, 2015 by ChyronHego Corporation et. al. File No. 005-18273 Revised Preliminary Schedule 14A Filed January 14, 2015 File No. 001-09014

Ladies and Gentlemen:

We are submitting this letter on behalf of ChyronHego Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 26, 2015 (the “Comment Letter”) from Daniel F. Duchovny, Esq. to Megan Gates, Esq. relating to the above-referenced revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) and amended Transaction Statement on Schedule 13E-3 (the “Revised Schedule 13E-3”), filed with the Commission on January 14, 2015. This letter also addresses the comments received during a telephone call between Mr. Duchovny and Megan Gates on January 30, 2015.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company and the other Filing Persons.

We have filed today with the Commission via EDGAR Amendment No. 2 to the Revised Preliminary Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. All page references in the responses set forth below refer to pages of the Amended Proxy Statement. Defined terms used but not defined herein have the meanings specified in the Amended Proxy Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

February 6, 2015

Revised Preliminary Proxy Statement

Background of the Merger, page 12

1.	Comment: We note your response to prior comment 15. Revise your disclosure further to describe the role of the special committee on October 28 and November 7 and 10, 2014.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 15 of the Amended Proxy Statement.

Reasons for the Merger, page 22

2.

Comment: We reissue prior comment 24 as it relates to the special committee’s adoption of Duff & Phelps’s analyses and opinion and the related board’s adoption of the special committee’s analyses and opinions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 17, 26 and 28 of the Amended Proxy Statement.

3.

Comment: We reissue prior comment 27. It continues to be unclear how comparing the stock price of the merged company (ChyronHego) to the stock price of one of the merged companies (Chyron) is relevant to the fairness of the going private transaction of the merged company. Please revise. Also, please revise to clarify that references to ChyronHego prior to the merger among Chyron and Hego are solely to the predecessor company Chyron. Apply this comment to the similar disclosure made by the Purchaser (page 35) and the Rollover Holders (page 37).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 26, and 29 of the Amended Proxy Statement.

Certain Projections, page 74

4.

Comment: We note your response to prior comment 44. Please tell us supplementally whether a reconciliation of EBITDA and Adjusted EBITDA for fiscal years 2018¬2023 is not available without unreasonable efforts.

Response: In response to this comment, the Company advises the Staff supplementally that a reconciliation of EBITDA and Adjusted EBITDA for fiscal years 2018-2023 is not available without unreasonable efforts.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

February 6, 2015

We hope that the above responses and the related revisions reflected in the Amended Proxy Statement and the Amended Schedule 13E-3 will be acceptable to the Staff. Please do not hesitate to call me at (617) 542-6000 with any comments or questions regarding the Amended Proxy Statement, the Amended Schedule 13E-3 and this letter. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates, Esq.
Megan N. Gates, Esq.

cc:

ChyronHego Corporation

Roger L. Ogden, Chairman of the Board and of the Special Committee

Johan Apel, President, Chief Executive Officer and Director

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Daniel DeWolf, Esq.

Vector Capital

David Fishman

Nick Lukens

Shearman & Sterling LLP

Steven L. Camahort, Esq.

Jeffrey Wolf, Esq.

Duff & Phelps, LLC

Andrew Capitman

Greenberg Traurig, LLP

David M. Schwartzbaum, Esq.